April 30, 2019

Chris Edwards

Coy Garrison

Christine Westbrook

Office of Healthcare and Insurance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Akero Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted March 19, 2019
CIK No. 0001744659

Dear Mr. Edwards:

On behalf of our client, Akero Therapeutics, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential Amendment No. 1 to the draft Registration Statement on Form S-1 (the “Draft Registration Statement”) contained in the Staff’s letter dated March 29, 2019 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amended DRS”) together with this response letter.  The Amended DRS also contains certain additional updates and revisions.  We are also sending, under separate cover, a copy of the Amended DRS (including exhibits) and four marked copies of the Amended DRS showing the changes to the Draft Registration Statement confidentially submitted on March 19, 2019.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Amended DRS submitted herewith where the revised language addressing a particular comment appears.  Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Amendment No. 1 to the Draft Registration Statement on Form S-1 submitted on April 30, 2019

Overview, page 1

1.                                                We note your response to prior comment 2. Please disclose the source of the statistics provided in the third paragraph of this section.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 1 of the Amended DRS in response to the Staff’s comment and disclosed a reference to Hepatology (2018) as the source.

Dilution, page 71 (formerly page 70)

2.                                                In the first sentence of the third paragraph, it appears that pro forma net tangible book value per share as of December 31, 2018 is $1.14 rather than $69.57. As a related matter, please also revise the corresponding caption in the dilution table.

RESPONSE:  The Company respectfully advises the Staff that it has revised the disclosure on page 71 of the Amended DRS in response to the Staff’s comment. In addition, the Company has updated all dates in the Amended DRS from December 31, 2018 to March 31, 2019, therefore, the pro forma net tangible book value per share as of March 31, 2019 is $1.04 per share of the Company’s common stock.

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at 617-570-1879.

Sincerely,

/s/ Laurie Burlingame
Laurie Burlingame

Enclosures

cc:                                Andrew Cheng, Akero Therapeutics, Inc.

Jonathan Young, Akero Therapeutics, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

John Mutkoski, Goodwin Procter LLP